UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WILLIS LEASE FINANCE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

970646105
(CUSIP Number of Class of Securities)

Charles F. Willis, IV
Chairman of the Board and Chief Executive Officer
c/o Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998
(415) 408-4700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Stephen Schrader, Esq.
Edward J. Wes, Esq.
Perkins Coie, LLP
505 Howard Street, Suite 1000
San Francisco, California 94105
(415) 344-7000

Calculation of Filing Fees

Transaction valuation*	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒          Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On November 17, 2015, Willis Lease Finance Corporation, a Delaware corporation (the “Company” or “WLFC”) (NASDAQ: WLFC) announced that it is commencing a modified “Dutch auction” tender offer to purchase for cash up to 516,129 of its outstanding shares of common stock for an aggregate purchase price of no more than $8 million.  The tender offer is part of the Company’s existing $100 million repurchase program that was previously approved by the Board of Directors in April 2015.  The tender offer will expire at 5:00 p.m., New York City time, on December 16, 2015.  A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented.  Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed today with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information.  Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, by telephone at:  (866) 796-7181 (toll-free), or in writing to:  infoagent@dfking.com.

Item 12 Exhibits.

Exhibit Number	Exhibit Description
99.1	Press Release, dated November 17, 2015.